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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 2)1

Atherogenics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

047439 10 4
(CUSIP Number)

October 24, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /  Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / /  Rule 13d-1(d)

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 047439 10 4	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Biotechnology Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power 0
Shares
Beneficially	6.	Shared Voting Power 1,695,340
Owned by Each
Reporting	7.	Sole Dispositive Power 0
Person With
	8.	Shared Dispositive Power 1,695,340

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,340

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* / /

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 047439 10 4	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Biotechnology Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power 0
Shares
Beneficially	6.	Shared Voting Power 875,625
Owned by Each
Reporting	7.	Sole Dispositive Power 0
Person With
	8.	Shared Dispositive Power 875,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,625

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* / /

11.	Percent of Class Represented by Amount in Row (9) 3.2%

12.	Type of Reporting Person*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 047439 10 4	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
BVF Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power 0
Shares
Beneficially	6.	Shared Voting Power 1,940,565
Owned by Each
Reporting	7.	Sole Dispositive Power 0
Person With
	8.	Shared Dispositive Power 1,940,565

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,565

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* / /

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 047439 10 4	13G	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
BVF Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power 0
Shares
Beneficially	6.	Shared Voting Power 4,713,370
Owned by Each
Reporting	7.	Sole Dispositive Power 0
Person With
	8.	Shared Dispositive Power 4,713,370

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,713,370

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* / /

11.	Percent of Class Represented by Amount in Row (9) 17.0%

12.	Type of Reporting Person*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 047439 10 4	13G	Page 6 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
BVF Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power 0
Shares
Beneficially	6.	Shared Voting Power 4,713,370
Owned by Each
Reporting	7.	Sole Dispositive Power 0
Person With
	8.	Shared Dispositive Power 4,713,370

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,713,370

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* / /

11.	Percent of Class Represented by Amount in Row (9) 17.0%

12.	Type of Reporting Person*
IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 047439 10 4	13G	Page 7 of 9 Pages

ITEM 1(a).  NAME OF ISSUER:

    Atherogenics, Inc. ("Atherogenics")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

    8995 Westside Parkway
    Alpharetta, Georgia 30004

ITEM 2(a).  NAME OF PERSON FILING:

    This Amendment to Schedule 13G is being filed on behalf of the following persons* (the "Reporting Persons"):

(i)	Biotechnology Value Fund, L.P. ("BVF")
(ii)	Biotechnology Value Fund II, L.P. ("BVF2")
(iii)	BVF Investments, L.L.C. ("Investments")
(iv)	BVF Partners L.P. ("Partners")
(v)	BVF Inc. ("BVF Inc.")
*	Attached as Exhibit 1 is a copy of an agreement among the Reporting Persons filing (as specified hereinabove) that this Amendment to Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

    The principal business office of the Reporting Persons comprising the group filing this Amendment to Schedule 13G is located at 227 West Monroe Street, Suite 4800, Chicago, Illinois, 60606.

ITEM 2(c). CITIZENSHIP:

BVF:	a Delaware limited partnership
BVF2:	a Delaware limited partnership
Investments:	a Delaware limited liability company
Partners:	a Delaware limited partnership
BVF Inc.:	a Delaware corporation

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

    Common Stock.

ITEM 2(e).  CUSIP Number:

    047439 10 4

CUSIP NO. 047439 10 4	13G	Page 8 of 9 Pages

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK
                WHETHER THE PERSON FILING IS:  One of the following

    Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d 1(c).

ITEM 4.  OWNERSHIP:

    The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 6) on this Amendment to Schedule 13G is hereby incorporated by reference.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

    If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.  / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

    BVF shares voting and dispositive power over the shares of the common stock it beneficially owns with Partners. BVF2 also shares voting and dispositive power over the shares of the common stock it beneficially owns with Partners. Investments also shares voting and dispositive power over the shares of the common stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the shares of the common stock they beneficially own with, in addition to BVF, BVF2 and Investments, certain managed accounts on whose behalf Partners, as investment manager, purchased such shares. None of the managed accounts individually owns more than 5% of the common stock of Atherogenics.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
                SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

    Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

    Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

    Not applicable.

CUSIP NO. 047439 10 4	13G	Page 9 of 9 Pages

ITEM 10.  CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2001
BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INC.
By:	/s/ MARK N. LAMPERT Mark N. Lampert President

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SCHEDULE 13G (Rule 13d-102)
ITEM 1(a). NAME OF ISSUER
ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
ITEM 2(a). NAME OF PERSON FILING
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE
ITEM 2(c). CITIZENSHIP
ITEM 2(d). TITLE OF CLASS OF SECURITIES
ITEM 2(e). CUSIP Number
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following
ITEM 4. OWNERSHIP
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
ITEM 10. CERTIFICATION